Silicon Graphics International Corp.

900 North McCarthy Blvd.

Milpitas, California 95035

(669) 900-8000

November 1, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Silicon Graphics International Corp.
Withdrawal of Registration Statement on Form S-3
Initially filed on January 27, 2016
File Number: 333-209139

Ladies and Gentlemen:

Silicon Graphics International Corp., a Delaware corporation (the “Company”), hereby respectfully requests the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-3 (File No. 333-209139) filed with the United States Securities and Exchange Commission (the “Commission”) on January 27, 2016, together with all exhibits thereto (the “Registration Statement”).

On November 1, 2016, pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 11, 2016, by and among the Company, Hewlett Packard Enterprise Company, a Delaware corporation (“HPE”) and Satellite Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of HPE (“Merger Sub”), Merger Sub merged with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of HPE (the “Merger”).

In connection with the Merger, the Company submits this request for withdrawal as it will no longer pursue the contemplated public offering. The Company confirms that the Registration Statement has not been declared effective and no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.

Please send copies of the written order granting withdrawal of the Registration Statement to Silicon Graphics International Corp. at the address set forth above. If you have any questions with respect to this matter, please contact the undersigned at (669) 900-8000.

Sincerely,

/s/ Kirk O. Williams
Senior Vice President, General Counsel & Secretary